UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20546

FORM 1-SA

[X] SEMIANNUAL REPORT PURSUANT TO REGULATION A

or

[ ] SPECIAL FINANCIAL REPORT PURSUANT TO REGULATION A

For the fiscal semiannual period ended: December 31, 2022

Discount Print USA, Inc.

(Exact name of issuer as specified in its charter)

Wyoming

(State or other jurisdiction of incorporation or organization)

84-2125667

(I.R.S. Employer Identification Number)

4460 W Hacienda Ave.

Suite 103

Las Vegas, NV 89118

702-527-3536

(Full mailing address of principal executive offices and Issuer's telephone number, including area code)

Item 1.Management's Discussion and Analysis of Financial Condition and Results of Operations

Forward-Looking Statements

Certain statements, other than purely historical information, including estimates, projections, statements relating to our business plans, objectives, and expected operating results, and the assumptions upon which those statements are based, are forward-looking statements. These forward-looking statements generally are identified by the words believes, project, expects, anticipates, estimates, intends, strategy, plan, may, will, would, will be, will continue, will likely result, and similar expressions. Forward-looking statements are based on current expectations and assumptions that are subject to risks and uncertainties which may cause actual results to differ materially from the forward-looking statements. Our ability to predict results or the actual effect of future plans or strategies is inherently uncertain. Factors which could have a material adverse effect on our operations and future prospects on a consolidated basis include, but are not limited to: changes in economic conditions, legislative/regulatory changes, availability of capital, interest rates, competition, and generally accepted accounting principles. These risks and uncertainties should also be considered in evaluating forward-looking statements and undue reliance should not be placed on such statements.

Company Overview and Plan of Operation

Discount Print USA, Inc is a Wyoming Corporation (The “Company”). The Company was initially formed on June 17, 2019. The Company currently operates the following business operations:

Discount Print USA, Inc is a commercial printing management company that offers low priced printing services to a wide variety of businesses as well as individuals. We offer online, demand, digital, and offset printing services through a website geared towards major cities through a series of virtual offices. We are a marketing company that provides printing services then outsources order completion and delivery direct to the customer. Additionally, being headquartered in Las Vegas, Nevada, we have developed a division which specializes in assisting convention participants with printing services.

We market Tradeshow Booth Displays, Large Format Printing, and a large variety of printing products such as the list below:

•Brochures/Flyers

•Business Cards

•Calendars

•Door Hangers

•Envelopes

•Foam Board Printing

•Gator Board Printing

•Sintra (PVC) Board Signs

•Presentation Folders

•Tradeshow Booth Displays

•Large Format Printing

•Modular Displays

•Outdoor Displays & much more

Business Development Plan

We plan to eventually have virtual offices in every major city so we can capture business from conventions and businesses throughout America. These offices are low-cost effective suites in various metropolitan areas and cities throughout the country that serve primarily as a physical local pick-up location for nationwide clients. Customer traffic is driven through an extensive on-line presence through major internet search engines (i.e. Google, etc.) with locally addressed listings throughout the country. This effectively streamlines the Company’s overhead costs and increases margins and profit revenue, without compromising customer service and product delivery. To date, the Company has opened 39 virtual offices nationwide.

12-Month Plan & Working Capital Priorities

Over the next 12 months, we will continue expanding our current operations by opening additional virtual offices in various major cities throughout the U.S. While the Company is largely an internet-based service provider, virtual offices allow us to establish a physical presence in the city where a virtual office is located and to more effectively market and advertise the Company’s services to local businesses and communities. Based on startup costs associated with the Company’s operating Las Vegas, Nevada location (office lease, local advertising and marketing expenses, website design, Search Engine Optimization services (SEO), etc.), we conservatively estimate we will be able to open a minimum of 10 virtual offices for every $30,000 in capital raised. Contingent on the amount of capital raised in this offering, we intend to open a minimum of 100 virtual offices over the next 12 months. The Company’s planned use of proceeds with respect to working capital are listed below in order of priority:

-Open new virtual office locations

-Increase marketing and advertising efforts for existing virtual offices

-Ensure satisfaction of any Company financial obligations

-Establish a financial reserve

Results of Operations

Six Months ended December 31, 2022 compared to Six Months ended 2021December 31, 2021.

Revenues – For the six months ended December 31, 2022, we generated revenues of $178,010 compared to $143,440 for the six months ended 2021 and December 31, 2021.

Cost of Goods Sold – For the six months ended December 31, 2022, cost of goods sold was $64,658 compared to $70,102 for the six months ended 2021 and December 31, 2021.

Operating Expenses – For the six months ended December 31, 2022 and 2021, our business incurred operating expenses in the amount of $195,369 and $246,903, respectively, consisting of professional fees and general and administrative expenses.

Liquidity and Capital Resources

Net cash used in operating activities for the six months ended Decmber 31, 2022 and 20212021 was $(7,149) and $(68,885), respectively.

Net Cash provided by financing activities for the six months ended December 31, 2022 and 2021 was $(49,543) and $90,445, respectively.

As of December 31, 2022, we had $14,256 in long-term notes payable.

As of December 31, 2022 the Company had current liabilities in the amount of $187,834, consisting of a combination of accounts payable and short-term notes payable, including a balance of $59,485 owed to related parties.

As of December 31, 2022, the Company had $999 in cash to fund its operations. The Company does not believe its current cash balance will be sufficient to allow the Company to fund its planned operating activities for the next twelve months.  The ability of the Company to continue as a going concern is dependent on the Company obtaining adequate capital to fund operating losses until it becomes profitable.  If the Company is unable to obtain adequate capital, it could be forced to cease operations or substantially curtail some of its planned activities.  These conditions raise substantial doubt as to the Company's ability to continue as a going concern.  The accompanying financial statements do not include any adjustments relating to the recoverability and classification of recorded assets and classification of liabilities should the Company be unable to continue as a going concern.

As the Company continues to incur losses, achieving profitability is dependent on achieving a level of revenues adequate to support the Company's cost structure.  The Company may never achieve profitability, and unless and until it does, the Company will continue to need to raise additional capital.  Management intends to fund future operations through additional private or public equity offering and may seek additional capital through arrangements with strategic partners of from other sources.  There can be no assurances, however, that additional funding will be available on terms acceptable to the Company, or at all.  Any equity financing may be dilutive to existing shareholders.

In order to move forward with our business development plan set forth above, we will require additional financing, as allocated in the Use of Proceeds section above.

We will require substantial additional financing, in order to execute our business expansion and development plans and we may require additional financing in order to sustain substantial future business operations for an extended period of time. We currently do not have any firm arrangements for financing and we may not be able to obtain financing when required, in the amounts necessary to execute on our plans in full, or on terms which are economically feasible.

We are currently seeking additional financing. If we are unable to obtain the necessary capital to pursue our strategic plan, we may have to reduce the planned future growth of our operations.

Off Balance Sheet Arrangements

As of December 31, 2022 there were no off balance sheet arrangements.

Going Concern

The Company has experienced a net loss and had an accumulated deficit of $(831,585) as of December 31, 2022. The success of our business plan during the next 12 months and beyond will be contingent upon generating sufficient revenue to cover our costs of operations and/or upon obtaining additional financing.

Critical Accounting Policies

We have identified the policies outlined in the attached financial statements as critical to our business operations and an understanding of our results of operations. The list is not intended to be a comprehensive list of all of our accounting policies. In many cases, the accounting treatment of a particular transaction is specifically dictated by accounting principles generally accepted in the United States, with no need for management's judgment in their application. The impact and any associated risks related to these policies on our business operations is discussed throughout Management's Discussion and Analysis of Financial Condition and Results of Operation where such policies affect our reported and expected financial results. Note that our preparation of the financial statements requires us to make estimates and assumptions that affect the reported amount of assets and liabilities, disclosure of contingent assets and liabilities at the date of our financial statements, and the reported amounts of revenue and expenses during the reporting period. There can be no assurance that actual results will not differ from those estimates.

Additional Company Matters

The Company has not filed for bankruptcy protection nor has it ever been involved in receivership or similar proceedings.

The Company is not presently involved in any other legal proceedings material to the business or financial condition of the Company. The Company does not anticipate any material reclassification, merger, consolidation, or purchase or sale of a significant amount of assets not in the ordinary course of business, in the next 12 months.

Item 2.Other Information

None.

Item 3. Financial Statements

Discount Print USA, Inc.
Condensed Balance Sheets

ASSETS

	December 31,	June 30,
	2022	2022
	(Unaudited)	(Audited)
CURRENT ASSETS

Cash	$999	$800
Accounts receivable, net	-	-
Other current assets	14,948	3,688
	15,947
Total Current Assets		4,488

Non-current assets
Property and Equipment, Net	23,921	30,733
Operating lease right-of-use asset	-	-

TOTAL ASSETS	$39,868	$35,221

LIABILITIES AND STOCKHOLDERS' DEFICIT

CURRENT LIABILITIES

Accounts payable and accrued expenses	$65,938	$66,665
Accounts Payable - related party	59,485	47,380
Notes payable -short term	9,163	18,600
Convertible notes payable, net of debt discount	47,307	84,197
Current portion of note payable - vehicle	5,942	3,488

Total Current Liabilities	187,834	220,330
LONG-TERM LIABILITIES
Long-term portion of note payable - vehicle	14,526	20,196

Total Liabilities	202,361	240,526

STOCKHOLDERS' DEFICIT

Preferred stock: 5,000,000 shares authorized,
at $0.0010 par value, 5,000 issued and outstanding.	$5	$5
Common stock: 95,000,000 shares authorized,
at $0.0010 par value, 38,955,836 and 29,072,948 issued and outstanding.	38,956	29,073
Additional paid-in capital	630,131	515,185
Accumulated deficit	(831,585)	(749,568)
Total Stockholders' Deficit	(162,493)	(205,305)

TOTAL LIABILITIES AND STOCKHOLDERS' DEFICIT	$39,868	$35,221

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Discount Print USA, Inc.
Condensed Statements of Operations
(Unaudited)

	For the Three Months Ended		For the Six Months Ended
	December 31,		December 31,
	2022	2021	2022	2021

REVENUES
Revenues	$84,306	$68,387	$178,010	$143,440
COST OF SALES	21,935	39,130	64,658	70,102
GROSS MARGIN	62,371	29,257	113,352	73,338

OPERATING EXPENSES
Professional fees	64,447	49,954	111,397	173,168
General and administrative	33,928	25,366	83,972	73,736
Total Operating Expenses	98,375	75,320	195,369	246,903

OPERATING LOSS	(36,003)	(46,063)	(82,017)	(173,566)

LOSS BEFORE INCOME TAXES	(36,003)	(46,063)	(82,017)	(173,566)

Provision for income taxes	-	-	-	-
NET LOSS BEFORE NON-CONTROLLING INTEREST	(36,003)	(46,063)	(82,017)	(173,566)

COMPREHENSIVE LOSS	$(36,003)	$(46,063)	$(82,017)	$(173,566)

BASIC AND DILUTED LOSS PER SHARE	$(0.00)	$(0.00)	$(0.00)	$(0.00)
BASIC AND DILUTED WEIGHTED AVERAGE
NUMBER OF SHARES OUTSTANDING	38,955,836	29,072,948	38,955,836	29,072,948

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Discount Print USA, Inc.
Condensed Statements of Stockholders' Deficit
(Unaudited)

	Six-Month Period Ended December 31, 2021

	Common Stock		Preferred Stock		Paid-In	Accumulated
	Shares	Amount	Shares	Amount	Capital	Deficit	Total

Balance, July 1, 2022	29,072,948	$29,073	5,000	$5	$515,185	$(749,568)	$(205,305)

Common stock issued for warrants	4,888,888	4,889	-	-	52,000	-	56,889

Net loss	-	-	-	-	-	(46,014)	(46,014)

Balance, September 30, 2022	33,961,836	$33,962	5,000	$5	$567,185	$(795,582)	(194,430)

Common Stock issued for conversion of debt	3,889,000	3,889	-	-	53,001	-	56,890

Common Stock issued for warrants	1,105,000	1,105	-	-	9,945	-	11,050

Net loss	-	-	-	-	-	(36,003)	(36,003)

Balance, December 31, 2022	38,955,836	$38,956	5,000	$5	$630,131	$(831,585)	(162,493)

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Discount Print USA, Inc.
Condensed Statements of Stockholders' Deficit
(Unaudited)
(unaudited)

	Six-Month Period Ended December 31, 2021

	Common Stock		Preferred Stock		Paid-In	Accumulated
	Shares	Amount	Shares	Amount	Capital	Deficit	Total

Balance, July 1, 2021	27,876,272	$27,876	5,000	$5	$317,882	$(402,334)	$(56,571)

Common stock issued for cash	-	-	-	-	-	-	-

Preferred stock issued for cash	-	-	-	-	-	-	-

Net loss	-	-	-	-	-	(127,502)	(127,502)

Balance, September 30, 2021	34,542,949	$34,543	5,000	$5	$377,882	$(529,836)	(117,406)

Common Stock issued for services	2,777,770	2,778	-	-	25,000		27,778

Net loss	-	-	-	-	-	(46,063)	(46,063)

Balance, December 31, 2021	37,320,719	$37,321	5,000	$5	$402,882	$(575,900)	(135,690)

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Discount Print USA, Inc.
Condensed Statements of Cash Flows
(Unaudited)

	For the Three Months Ended
	December 31,
	2022	2021

CASH FLOWS FROM OPERATING ACTIVITIES
Net loss	$(82,017)	$(173,566)
Adjustments to reconcile net loss to net cash
used by operating activities:
Common stock issued for warrants	67,939	94,445
Changes in operating assets and liabilities
Trade accounts receivable	-	-
Prepaid expenses and other current assets	(11,260)	40
Tax refunds receivable	-	769
Depreciation and amortization	6,812	1,467
Accounts payable and accrued expenses	(727)	(28,608)
Related party accounts payable	12,105	36,568
Net Cash Used in Operating Activities	(7,149)	(68,885)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from note payable - long term	(49,543)	104,445
Proceeds from note payable - short term	-	(14,000)
Net Cash Provided by Financing Activities	(49,543)	$90,445

EFFECTS OF EXCHANGE RATES ON CASH	-	-

NET CHANGES IN CASH	(56,692)	21,562
CASH AT BEGINNING OF PERIOD	800	1,366

CASH AT END OF PERIOD	$999	$22,928

CASH FLOW INFORMATION
CASH PAID FOR:
Interest	$-	$-
Income Taxes	$-	$-

NON - CASH INVESTING AND FINANCING ACTIVITIES
Stock issued in settlement of liability	$56,890	$-

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

NOTE 1 - ORGANIZATION AND NATURE OF BUSINESS

Discount Print USA (“the Company”), Inc was incorporated in the State of Wyoming on June 17, 2019. The Company has minimal operations currently. Management is waiting to raise funds from investors to begin activities. The Company’s principal business consists of producing flyers, posters and printing images. The Company began generating revenues from operations during the fiscal year ended 2020.

NOTE 2 - GOING CONCERN

The Company's financial statements are prepared using generally accepted accounting principles in the United States of America applicable to a going concern which contemplates the realization of assets and liquidation of liabilities in the normal course of business. The Company has not yet established an ongoing source of revenues sufficient to cover its operating costs and allow it to continue as a going concern for a period of one year from the issuance of these financial statements. The ability of the Company to continue as a going concern is dependent on the Company obtaining adequate capital to fund operating losses until it becomes profitable. If the Company is unable to obtain adequate capital, it could be forced to cease operations.  These factors raise substantial doubt about the Company’s ability to continue as a going concern.

In order to continue as a going concern, the Company will need, among other things, additional capital resources. Management's plan is to obtain such resources for the Company by obtaining capital from management and significant shareholders sufficient to meet its minimal operating expenses and seeking equity and/or debt financing. However, management cannot provide any assurances that the Company will be successful in accomplishing any of its plans.

The COVID-19 pandemic could have an impact on our ability to obtain financing to fund our operations.  The Company is unable to predict the ultimate impact at this time.

The ability of the Company to continue as a going concern is dependent upon its ability to successfully accomplish the plans described in the preceding paragraph and eventually secure other sources of financing and attain profitable operations. The accompanying financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.

NOTE 3 – SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Our financial statements are prepared in accordance with accounting principles generally accepted in the United States ("GAAP"). In connection with the preparation of the financial statements, we are required to make assumptions and estimates about future events that affect the reported amounts of assets, liabilities, revenue, expenses and the related disclosures. We base our assumption and estimate on historical experience and other factors that management believes are relevant at the time our financial statements are prepared. On a periodic basis, management reviews the accounting policies, assumptions and estimates to ensure that our financial statements are presented fairly and in accordance with GAAP. However, because future events and their effects cannot be determined with certainty, actual results could differ from the estimates and assumptions, and such differences could be material.

Use of Estimates

In connection with the preparation of the financial statements, we are required to make assumptions and estimates about future events that affect the reported amounts of assets, liabilities, revenue, expenses and the related disclosures. We base our assumption and estimate on historical experience and other factors that management believes are relevant at the time our financial statements are prepared. On a periodic basis, management reviews the accounting policies, assumptions and estimates to ensure that our financial statements are presented fairly and in accordance with GAAP. However, because future events and their effects cannot be determined with certainty, actual results could differ from the estimates and assumptions, and such differences could be material.

Cash and Cash Equivalents

The Company considers all highly liquid investments with the original maturities of three months or less to be cash equivalents.  As of December 31, 2022 and June 30, 2022, the Company had a balance of $999 and $800, respectively, in cash in the bank.

Loss per Common Share

The Company computes basic and diluted net loss per share amounts in accordance with ASC Topic 260, “Earnings per Share.” Basic loss per share is computed by dividing net income (loss) available to common shareholders by the weighted average number of shares of common stock outstanding during the reporting period. Diluted loss per share reflects the potential dilution that could occur if convertible notes to issue common stock were converted resulting in the issuance of common stock that could share in the loss of the Company.

For the six months ended December 31, 2022, warrants were dilutive instruments and were included in the calculation of diluted earnings per share.

	December 31, 2022 (Shares)	June 30, 2022 (Shares)
Warrants	11,666,667	11,666,667
Total	11,666,667	11,666,667

Stock-based compensation

The Company recognizes compensation expense for all stock-based compensation awards based on the grant-date fair value estimated in accordance with the provisions of ASC 718.

At the Company’s discretion, the Company may choose to compensate the present director, as well as compensate future directors, with stock-based compensation. For the present, only expenses are reimbursed for the present director’s participation on the board of directors.

Income Taxes

We record a provision for income taxes for the anticipated tax consequences of the reported results of operations using the asset and liability method. Under this method, we recognize deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the financial reporting and tax basis of assets and liabilities, as well as for operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using the tax rates that are expected to apply to taxable income for the years in which those tax assets and liabilities are expected to be realized or settled. We record a valuation allowance to reduce our deferred tax assets to the net amount that we believe is more likely than not to be realized.

We recognize tax benefits from uncertain tax positions only if we believe that it is more likely than not that the tax position will be sustained on examination by the taxing authorities based on the technical merits of the position. Although we believe that we have adequately reserved for our uncertain tax positions, we can provide no assurance that the final tax outcome of these matters will not be materially different. We make adjustments to these reserves when facts and circumstances change, such as the closing of a tax audit or the refinement of an estimate. To the extent that the final tax outcome of these matters is different than the amounts recorded, such differences will affect the provision for income taxes in the period in which such determination is made and could have a material impact on our financial condition and operating results.

New Accounting Pronouncements, Recently Adopted Accounting Pronouncements

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842). ASU 2016-02 requires lessees to recognize lease assets and lease liabilities on the balance sheet and requires expanded disclosures about leasing arrangements. ASU 2016-02 is effective for fiscal years beginning after December 15, 2018 and interim periods in fiscal years beginning after December 15, 2018, with early adoption permitted. In July 2018, the FASB issued ASU 2018-

11, Leases (Topic 842): Targeted Improvements. ASU 2018-11 provides entities another option for transition, allowing entities to not apply the new standard in the comparative periods they present in their financial statements in the year of adoption. The Company has evaluated all recently issued pronouncements and standards and has determined none will impact the financial statements. We also elected the short-term lease practical expedient, which allowed us to not recognize leases with a term of less than twelve months on our balance sheets. In addition, we elected the lease and non-lease components practical expedient, which allowed us to calculate the present value of the fixed payments without performing an allocation of lease and non-lease components. The standard did not have a material impact on the statements of operations or cash flows.

The FASB established the Accounting Standards Codification (“Codification” or “ASC”) as the source of authoritative accounting principles recognized by the FASB to be applied by nongovernmental entities in the preparation of financial statements in accordance with generally accepted accounting principles in the United States (“GAAP”). Rules and interpretative releases of the Securities and Exchange Commission (“SEC”) issued under authority of federal securities laws are also sources of GAAP for SEC registrants. The Company has evaluated recent accounting pronouncements and their adoption has not had or is not expected to have a material impact on the Company’s financial position, or statements.

Property and Equipment

Property and equipment are carried at the lower of cost or net realizable value. All property and equipment with a cost of $1,000 or greater are capitalized. Major betterments that extend the useful lives of assets are also capitalized. Normal maintenance and repairs are charged to expense as incurred. When assets are sold or otherwise disposed of, the cost and accumulated depreciation are removed from the accounts and any resulting gain or loss is recognized in operations.

Property and equipment consists of a vehicle, which is depreciated on a straight-line basis over its expected useful life of 5 years.

	December 31, 2022			June 30, 2022
	Cost	Accumulated Depreciation	Net Book Value	Cost	Accumulated Depreciation	Net Book Value
Vehicle	$33,180	$(6,812)	$30,733	$33,180	$(7,424)	$25,756

Depreciation expense for the six months ended December 31, 2022 and the year ended June 30, 2022 was $6.812 and $2,447, respectively

Revenue Recognition

The Company follows Financial Accounting Standards Board (“FASB”), Accounting Standards Codification (“ASC”) Topic 606, Revenue from Contracts with Customers. Under ASC Topic 606, revenue is recognized when a customer obtains control of promised goods or services and is recognized in an amount that reflects the consideration that an entity expects to receive in exchange for those goods or services. In addition, the standard requires disclosure of the nature, amount, timing, and uncertainty of revenue and cash flows arising from contracts with customers. The amount of revenue that is recorded reflects the consideration that the Company expects to receive in exchange for those goods. We apply the following five-step model in order to determine this amount: (i) identification of the promised goods in the contract; (ii) determination of whether the promised goods are performance obligations, including whether they are distinct in the context of the contract; (iii) measurement of the transaction price, including the constraint on variable consideration; (iv) allocation of the transaction price to the performance obligations; and (v) recognition of revenue when (or as) we satisfy each performance obligation. We only apply the five-step model to contracts when it is probable that we will collect the consideration to which we are entitled in exchange for the goods or services we transfer to our customer which primarily consists from the production of flyers, posters and printing images. Once a contract is determined to be within the scope of ASC Topic 606, at contract inception we review the contract to determine which performance obligations we must deliver and which of these performance obligations are distinct. We recognize as revenues the amount of the transaction price that is allocated to the respective performance obligation when the performance obligation is satisfied or as it is satisfied. Generally, our performance obligations are transferred to customers at a point in time, typically upon delivery.

NOTE 4- STOCKHOLDERS’ EQUITY

Preferred Stock

As of June 30, 2022 and 2021, the Company has 5,000,000 preferred shares authorized at par value of $0.001. There were 5,000 shares of Series A Preferred stock issued and outstanding as of June 30, 2022 and 2021. The key rights and preferences associated with the Preferred Stock are summarized below:

Number in Class. The Preferred Stock shall consist of 5,000, shares, $0.001 par value per share.

Dividend Rights. In each calendar year, the holders of the then outstanding Preferred Stock shall be entitled to receive, when, as and if declared by the Board, out of any funds and assets of the Company legally available therefore, noncumulative dividends in an amount equal to any dividends or other Distribution on the Common Stock in such calendar year (other than a Common Stock Dividend).

Participation Rights. Dividends shall be declared pro rata on the Common Stock and the Preferred Stock on a pari passu basis according to the number of votes per share entitled to be voted by such holders at the time of such dividend.

Non-Cash Dividends. Whenever a dividend or Distribution shall be payable in property other than cash (other than a Common Stock Dividend), the value of such dividend or Distribution shall be deemed to be the fair market value of such property as determined in good faith by the Board.

Liquidation Rights.  In the event of any liquidation, dissolution or winding up of the Company; whether voluntary or involuntary, the funds and assets of the Company that may be legally distributed to the Company’s shareholders, first to the holders of each share of Preferred Stock then outstanding and prior and in preference to any payment or distribution (or any setting a part of any payment or distribution) of any available funds and assets on any shares of Common Stock or subsequent series of preferred stock.

Redemption. The Company shall not have any redemption rights relating to the Preferred Stock.

Voting Provisions.  Each share of Preferred Stock shall be entitled to sixteen (16) votes on any matter properly brought before the Company’s shareholders for a vote.

As of June 30, 2022 and 2021, the Company had 10,000 and 0 shares of Series B Convertible Preferred stock, par value of $0.001, respectively. There were 0 shares of Series B Convertible Preferred stock issued and outstanding as of June 30, 2022 and 2021. The key rights and preferences associated with the Preferred Stock are summarized below:

Number in Class. The Series B Convertible Preferred stock consists of 10,000, shares, $0.001 par value per share.

Dividend Rights. Dividends shall not be payable on the Series B Convertible Preferred stock.

Liquidation Rights.  In the event of any liquidation, dissolution or winding up of the Company; whether voluntary or involuntary, the funds and assets of the Company that may be legally distributed to the Company’s shareholders, first to the holders of each share of Preferred Stock then outstanding and prior and in preference to any payment or distribution (or any setting a part of any payment or distribution) of any available funds and assets on any shares of Common Stock or subsequent series of preferred stock.

Redemption. The Company shall not have any redemption rights relating to the Series B Convertible Preferred Stock.

Voting Provisions.  The holders of Series B Convertible Preferred stock are not entitled to shareholder votes.

Conversion. Each share of Series B Convertible Preferred stock can be converted into 20,000 shares of Company Common stock at the election of the Series B shareholder, subject to a 4.99% beneficial ownership limitation on post-conversion shares of Company Common stock held by the converting shareholder.

Common Stock

As of December 31, 2022, the Company has 95,000,000 common shares authorized at par value of $0.001. There were 38,955,836 shares of common stock issued and outstanding as of June 30, 2022.

As of June 30, 2022, the Company has 95,000,000 common shares authorized at par value of $0.001. There were 29,072,948 shares of common stock issued and outstanding as of June 30, 2021.

2022 Equity Issuances

On July 29, 2021, the Company borrowed $66,667 to finance its operations. As part of the financing arrangement, the Company issued 666,667 shares as payment to the lender, Quick Capital, LLC, for services related to servicing the loan.

On December 27, 2021, the Company borrowed $27,777 to finance its operations. As part of the financing arrangement, the Company issued 277,777 shares as payment to the lender, Quick Capital, LLC, for services related to servicing the loan.

On February 2, 2022, the Company sold 30,000 shares to finance its operations, for $3,000 cash.

On May 18, 2022, the Company borrowed $22,222 to finance its operations. As part of the financing arrangement, the Company issued 222,222 shares as payment to the lender, Quick Capital, LLC, for services related to servicing the loan.

Between the fiscal year beginning July 1, 2022 and the quarter ended December 31, 2022, the company issued 8,777,888 common shares, as part of the exercise of warrants, issued to Quick Capital, LLC

Between the fiscal year beginning July 1, 2022 and the quarter ended December 31, 2022, the company issued 3,889,000 common shares, as a result of debt conversion.

2021 Equity Issuances

During the year ended June 30, 2021, the Company sold, as part of a Reg-A offering, 4,500,000 shares of the Company’s common stock, at a price of $0.04 per share for total proceeds of $180,000.

On November 11, 2020, the Company issued R. Nickolas Jones, Company CFO, 1,000,000 restricted common shares for services rendered, valued at $0.04 per share for a total fair value of $40,000, based upon the current value of shares being sold at the time of the Company’s Reg-A offering.

On November 11, 2020, the Company issued Jeff Turner, Company counsel, 1,000,000 restricted common shares for services rendered, valued at $0.04 per share for a total fair value of $40,000, based upon the current value of shares being sold at the time of the Company’s Reg-A offering.

On February 22, 2021, the Company amended its convertible notes payable agreement with Redstone Communications. The note was amended effective as of December 10, 2019, to remove the conversion feature in the original note also dated December 10, 2019.  On February 22, 2021, the Company issued 1,206,092 restricted common shares to Redstone Communications, in full satisfaction of this newly amended $10,000 note. No interest was recorded as per the amended agreement. The shares were valued at $0.04 per share for a total fair value of $48,244, which was based upon the current value of shares being sold at the time of the Company’s Reg-A offering. The conversion created a loss on the settlement of the debt of $38,244.

Warrants

The below table summarizes the activity of warrants exercisable for shares of common stock during the years ended June 30, 2022 and 2021:

	Number of Shares	Weighted- Average Exercise Price
Balances as of June 30, 2022	-
Granted	12,555,556	$0.01
Redeemed	-	-
Exercised	4,000,000	.01
Forfeited	-	-
Balances as of June 30, 2021	8,555,556	$0.01

The fair value of each warrant on the date of grant is estimated using the Black-Scholes option valuation model. The following weighted-average assumptions were used for the warrants granted during the six months ended December 31, 2022 year ended June 30, 2022:

	Six Months Ended	Years Ended
	December 31,	June 30,
	2022	2022
Exercise price	$0.03 - $0.10	$0.03 - $0.10
Expected term	2.5 years	2.5 years
Expected average volatility	100%	100%
Expected dividend yield	-	-
Risk-free interest rate	3.83%	3.83%

The following table summarizes information relating to outstanding and exercisable warrants as of December 31, 2022:

Warrants Outstanding			Warrants Exercisable
Weighted Average
Number	Remaining Contractual	Weighted Average	Number	Weighted Average
of Shares	life (in years)	Exercise Price	of Shares	Exercise Price
12,555,556	4.33	$0.01	12,555,556	$0.01

Aggregate intrinsic value is the sum of the amounts by which the quoted market price of the Company’s stock exceeded the exercise price of the warrants at September 30, 2022 and June 30, 2022. As of September 30, 2022, the aggregate intrinsic value of warrants outstanding was approximately $1,050,000.

As discussed below in Note 6, the Company issued 12,555,556 warrants with convertible debt. The value of the warrants was allocated based on the relative fair values of the convertible notes and the warrants $21,664 and $78,833, respectively. The warrant value of $78,833 was recorded as a debt discount which is being amortized over the life of the convertible notes. In addition, the convertible notes had an original issue discount (OID) in the amount of $16,167 which was recorded as a debt discount and which is being amortized over the life of the convertible notes. The debt discount totaled $95,000.

NOTE 5- RELATED PARTY TRANSACTIONS

During the six months ended December 31, 2022, and the year ended June 30, 2022, the Company owed our officer and director, Ronald Miller, for consulting services rendered, totaling $17,698, and $16,667, respectively.

During the six months ended December 31, 2022, and the year ended June 30, 2022, our officer, R. Nickolas Jones, for accounting services rendered, totaling $47,788, and $30,713, respectively.

See Note 4 for related party equity transactions.

NOTE 6- NOTES PAYABLE

Short- Term Notes Payable

On June 25, 2020, the Company received a Small Business Administration EIDL loan (“SBA”) for $3,000 (the “SBA Loan”). The SBA Loan was considered an advance on a potential future larger EIDL loan, relating to the Covid-19 pandemic, which ultimately was not granted. The SBA Loan has since been forgiven. The forgiveness of the debt was recorded as a gain on forgiveness of debt on the income statement, on July 1, 2021.

On October 4, 2019, Be In Beauty Supplies loaned the Company $3,160. The note accrues interest at a rate of 20% per annum and is due upon demand. The note was payable in full on December 31, 2019, and currently is in default. As such, the remaining unpaid principal balance and any accrued interest shall become due immediately at the option of the holder. On November 14, 2019, Be In Beauty loaned the Company an additional $1,500. The note accrues interest at a rate of 10% and is due upon demand. The note was payable in full on November 14, 2021. On maturity, the remaining unpaid principal balance and any accrued interest shall become due immediately at the option of the holder.

During the years ended June 30, 2022 and 2021, the Company repaid $1,000 and $2,000, respectively, on the Be In Beauty notes payable.  The remaining balance outstanding on this note payable is $1,160 and $2,160 as of June 30, 2022 and 2021, respectively.

On May 28, 2021 and again on June 3, 2021, Frank Koerber loaned the Company $5,000, leaving a balance of $10,000 owed and outstanding as of June 30, 2021.  During the year ended June 30, 2022, Mr. Koerber loaned the Company $10,000 and $12,000 was repaid. As of June 30, 2022, the outstanding balance on this note was $8,000.

On February 8, 2022 the Company entered into a future receivables agreement with Elevate Funding. The agreement consisted of a purchase price of $9,800, for $14,308 in future receivables. As part of the agreement the Company agreed to remit 14% of the Company’s daily future receivables. The Company is required to make $500 weekly payments per the agreement.

On March 7, 2022 the Company signed an addendum to the original February 8, 2022 future receivables agreement with Elevate Funding. The agreement consisted of a purchase price of $2,940, for $4,292 in future receivables. As part of the agreement the Company agreed to remit 14% of the Company’s daily future receivables. The Company is required to make $500 weekly payments per the agreement and addendum.

On June 27, 2022 the Company entered into a future receivables agreement with Elevate Funding. The agreement consisted of a purchase price of $15,300, for $22,185 in future receivables. As part of the agreement the Company agreed to remit 10% of the Company’s daily future receivables. The agreement paid off the first two agreements with Elevate Funding, netting the Company a total of $5,840. The Company is required to pay $500 weekly payments per the agreement.

Convertible Notes Payable

On December 10, 2019, Redstone Communications loaned the Company $10,000. The note accrues at a rate of 10% per annum and is convertible on demand.

On February 22, 2021, the Company amended its convertible notes payable agreement with Redstone Communications. The note was amended effective as of December 10, 2019, to remove the conversion feature in the original note also dated December 10, 2019.

During the year ended June 30, 2021, the Company issued 1,206,092 restricted common shares to Redstone Communications, in full satisfaction of this newly amended $10,000 note. No interest was recorded as per the amended agreement. The shares were valued at $0.04 per share for a total fair value of $48,244, which was based upon the current value of shares being sold at the time of the Company’s Reg-A offering. The conversion created a loss on the settlement of the debt of $38,244.

During the year ended June 30, 2022, the Company and Quick Capital, LLC (“QC”) entered into various securities purchase agreements (“SPA’s”) whereby QC acquired a total of (i) $116,667 in convertible promissory notes having an OID of 10% and maturing one year after their respective maturity dates; and (ii) common stock purchase warrants (the “Warrants”).  As part of the financing arrangements, the Company issued a total of 1,166,666 shares of common stock as payment for services related to servicing the loans (Note 4).

The above transactions between the Company and Quick Capital, resulted in the Company receiving total cash proceeds of $100,500 and issuing 11,666,667 warrants with convertible debt (Note 4). The value of the warrants was allocated based on the relative fair values of the convertible notes and the warrants $21,664 and $78,833, respectively. The Warrant value of $78,833 was recorded as a debt discount which is being amortized over the life of the convertible notes. In addition, the convertible notes had an original issue discount (OID) and legal fees in the amount of $16,167 which was recorded as a debt discount and which is being amortized over the life of the convertible notes. The total debt discount recorded on the convertible notes payable was $95,000.  During the year ended June 30, 2022, the Company recorded $62,530 in amortization expense leaving an unamortized debt discount balance of $32,470.  As of June 30, 2022, the principal balance net of debt discount was $84,197.

Short- Term Notes Payable – Vehicle

On February 18, 2021, the Company purchased a vehicle for use by the Company’s officers, by issuing a note payable for $11,000. The Company paid down $7,000 on the note payable and $4,000 was due as of June 30, 2021. During the year ended June 30, 2022, the Company sold the vehicle and paid $4,000 on the note payable leaving a balance of $0.

On February 18, 2022, the Company purchased a company vehicle, for a total of $33,180. As part of the purchase, the Company financed a portion of the purchase, totaling $23,951, at an APR of 5.99%. The outstanding principal balance as of September 30, 2022 is $22,814.

Principal payments on the loan mature yearly as follows:

Principal Maturities
September 30
2023	$ 2,798
2024	3,703
2025	3,931
2026	4,174
2027	4,431
Thereafter	3,957

NOTE 7 – INCOME TAXES

The Company recognizes interest accrued related to unrecognized tax benefits in interest expense and penalties in operating expenses.  The Company had no accruals for interest and penalties since inception.

Future tax benefits which may arise as a result of these losses have not been recognized in these financial statements, as their realization is determined not likely to occur and accordingly, the Company has recorded a valuation allowance for the deferred tax asset relating to these tax losses.

The Company’s federal income tax returns since inception remain subject to examination by the Internal Revenue Service as of December 31, 2022.

The income tax provision differs from the amount of income tax determined by applying the Federal income tax at the expected rate of 21% due to the following:

	For the Six Months Ended December 31,	Year Ended June 30,
	2022	2022
Net loss	$(82,017)	$(347,234)
Loss on settlement of debt	-	-
Amortization of debt discount	-	62,530
Stock issued for services	-	116,667
Valuation allowance	82,017	168,037
Net provision for Federal income taxes	$-	$-

Net deferred tax assets are comprised as follows:

	For the Six Months Ended December 31, 2022	For the Year Ended June 30, 2022
Deferred tax asset attributable to:
Net operating loss carryover	$36,003	$95,577
Less: valuation allowance	(36,003)	(95,577)
Net deferred tax asset	$-	$-

As of December 31, 2022 and June 30, 2022, the Company has taxable net loss carryovers of approximately $831,585 and $749,568, respectively, that may be offset against future taxable income.

NOTE 8 - COMMITMENTS AND CONTINGENCIES

Operating Leases

The Company uses the short-term lease exemption from ASC 842, “Leases,” as it rents an office at 39 East Agate, unit 204, Las Vegas, Nevada. The property terms commenced on June 1, 2022, and will end on May 31, 2023 (one year). Monthly rent is $1,410.

The Company uses the short-term lease exemption from ASC 842, “Leases,” as it rents a second office at 4460 W. Hacienda Ave, Ste 103 Las Vegas Nevada 89118. The property terms commenced on February 1, 2022, and will end on January 31, 2023 (one year). Monthly rent is $2,500.

NOTE 9 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events through the date the financial statements were issued. There have been no events that would require disclosure or adjustments to the financial statements.

Item 4. Exhibits

Index to Exhibits

		Filed	Incorporated by Reference
Exhibit No.	Description	Herewith	Filing Type	Date
1A-2A	Articles of Incorporation		1-A	12/27/2022
1A-2B	Bylaws		1-A	12/27/2022
1A-3.1	Certificate of Designation – Series B Preferred Stock		1-A	12/27/2022
1A-4	Subscription Agreement		1-A	12/27/2022
1A-6.1	Form of Note Purchase Agreements with Quick Capital, LLC		1-A	12/27/2022
1A-6.2	Form of Convertible Notes Issued to Quick Capital, LLC		1-A	12/27/2022
1A-6.3	Form of Stock Purchase Warrants Issued to Quick Capital, LLC		1-A	12/27/2022
1A-11	Auditor’s Consent		1-A	12/27/2022
1A-12	Legal Opinion of JDT Legal, PLLC		1-A	12/27/2022